56 Top Gallant Road P.O. Box 10212 Stamford, CT 06904-2212	Telephone: Facsimile:	+1-203-316-1111 +1-203-316-6300 gartner.com

August 7, 2014

United States Securities & Exchange Commission
Division of Corporation Finance, 100 F. Street, N.E.
Washington, DC 20549-7010

Attention:
Kevin Woody, Accounting Branch Chief
Jennifer Monick, Senior Staff Accountant

Re:     Gartner, Inc.
Form 10-K for the fiscal year ended December 31, 2013
Filed on February 26, 2014
File No. 001-14443

Ladies and Gentlemen:

Gartner, Inc. (the “Company” or “Gartner” or “we”) submits this letter in response to comments from the Staff of the Securities and Exchange Committee received by letter dated July 30, 2014, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2013, which was filed on February 26, 2014.

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Company’s Form 10-K.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations:

Contractual Cash Commitments, page 29

1. It appears that the amounts for your Deferred compensation arrangement relates to your supplemental deferred compensation plan, which is structured as a rabbi trust. Please tell us how you determined it was not necessary to disclose the cash requirements for your defined benefit pension plans. Please refer to footnote 46 in our Release 33-8350.

Gartner Response:

The Staff of the Commission is correct in that the Company did not disclose the cash requirements for the defined benefit pension plans in the contractual cash commitments table on page 29. Historically the Company has not disclosed or discussed the cash requirements for the defined benefit pension plans in the cash commitments table since the amounts have not been material. In response to the Staff’s comment and the requirements of footnote 46 of Release 33-8350, the Company proposes to add a footnote to the cash commitments table in future periodic filings indicating the existence of these plan obligations but that the cash contributions are not material. The Company will continue to monitor the projected cash payments and will disclose the amounts if material.

Financial Statements

Notes to Consolidated Financial Statements, page 44

8 – Stock-based Compensation, page 54

Restricted Stock Units, page 56

2. Please tell us how you determined it is appropriate to expense your performance-based RSUs on an accelerated basis. Please refer to ASC 718.

Gartner Response:

Vesting of the performance-based RSU awards is subject to both a four-year service requirement as well as a one-year performance condition tied to the achievement of certain levels of sales bookings in the Company’s Research segment. The performance-based RSUs vest ratably over four years from the grant date but are expensed on an accelerated basis as required by ASC 718-10-55, paragraph 96. Accelerated expensing is required under paragraph 96 because vesting of each successive award is dependent on the achievement of the performance condition. As a result, while the entire award has the same service inception date and grant date, each one of the four tranches of the award has its own explicit service period over which the value is expensed.
Since each tranche has its own explicit service period, and 25% of the shares vest each year, an acceleration of expense results since each period must include a charge for each tranche (the first tranche has a one-year service period, the second tranche a two-year service period, and so on).

The following table displays how the total value of the award is recognized as expense on a percentage basis and the related vested shares:

	Year 1	Year 2	Year 3	Year 4
Total value expensed:
Tranche 1	100%
Tranche 2	50%	50%
Tranche 3	34%	33%	33%
Tranche 4	25%	25%	25%	25%
Cumulative expense recognition:	52%	79%	94%	100%

Cumulative shares vested:	25%	50%	75%	100%

As indicated in the table, the accelerated amortization of the awards results in the recognition of 52% of the total value of the award in Year 1; 27% in Year 2; 15% in Year 3; and 6% in Year 4.

The Company also respectfully advises the Staff that the Company received a similar question from the Staff regarding the accelerated expense recognition of its performance-based RSU’s in a comment letter dated December 5, 2007 (and a follow-up letter from the Staff dated January 15, 2008) which covered the 10-K report filed by the Company for the year ended December 31, 2006. The Company’s response to that comment letter question was consistent with the response provided herein. The Company’s accounting policy for the performance-based RSUs has not changed.

12 – Fair Value Disclosures, page 62

3. We note your table on page 63. In future periodic filings, please disaggregate your fair value information by level 1, 2 or 3 within your table. Please refer to paragraphs 2 and 8 of ASC 820-10-50.

Gartner Response:

The Company advises the Staff that is has revised its fair value table as per ASC 820-10-50 and will present the fair value information by level 1, 2, or 3 within the table. The Company has included this revised table in its quarterly report on Form 10-Q for the period ended June 30, 2014, which was filed with the Commission on August 5, 2014. The Company will also include this revised presentation or a similar presentation in future filings.

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2014

Financial Statements

Notes to Condensed Consolidated Financial Statements, page 7

Note 1 – Business and Basis of Presentation, page 7

Acquisition, page 8

4. Please tell us how you have accounted for the possible payment of $31.9 million related to the acquisition of Software Advice. Within your response, please tell us the nature of the certain employment conditions to be achieved. Additionally, please tell us if you concluded that this payment is compensation or contingent consideration and how you made that determination. Please refer to paragraphs 24-25 of ASC 805-10-55.

Gartner Response:

The continued involvement of the two principal shareholders in the business of Software Advice was a material factor in determining the valuation of Software Advice to the Company. Accordingly, payment is conditioned upon continued employment.

With respect to the accounting treatment for the $31.9 million contingent payment, the Company calls the Staff’s attention to Note 1 of the Company’s 10-Q filings for the first and second quarters of 2014. In that Note the Company discloses that the $31.9 million is being expensed over the required service period of two years. The Company did revise the discussion regarding the accounting treatment for the $31.9 million contingent payment in the second quarter 10-Q to make the disclosure more clear, specifically the inclusion of the word “compensation” in reference to the expense.

In determining the appropriate accounting for the $31.9 million contingent payment, the Company relied on ASC Topic 805-10-55, paragraphs 55-24 and 55-25, as indicated in the Staff’s question. In particular, paragraph 55-25 specifically states that contingent payments which automatically forfeit upon termination of employment must be accounted for as compensation for post-combination services rather than as part of the consideration exchanged for the business. Accordingly, the Company concluded that the $31.9 contingent payment should be accounted for as post-combination compensation expense over the requisite service period.

***

In connection with its responses, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings; that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions regarding the Company’s responses to the attention of the undersigned at (203) 316-6543. In addition, we respectfully request that you provide any additional comments to me at craig.safian@gartner.com and to my staff, Stephen Baranowski, email address stephen.baranowski@gartner.com, and Clare Kretzman, email address clare.kretzman@gartner.com.

Thank you for your assistance.

Sincerely,

/s/ Craig W. Safian
Craig W. Safian
Senior Vice President
Chief Financial Officer